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                                August 4, 2023

       J. Patrick Mackin
       Chairman, President, and Chief Executive Officer
       Artivion, Inc.
       1655 Roberts Blvd., NW
       Kennesaw, GA 30144

                                                        Re: Artivion, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 3, 2023
                                                            File No. 001-13165

       Dear J. Patrick Mackin:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 3, 2023

       Pay Versus Performance Disclosure, page 64

   1. Please provide a clear description of the relationship between compensation actually paid and both net income and
your Company-Selected Measure, as required by Regulation S-K
                                                        Item 402(v)(5). Please
note that it is not sufficient to state that no relationship exists, even if a particular measure
is not used in setting compensation.
   2. Refer to the reconciliation table in footnote (d) to your pay versus performance table. It is unclear what amounts
are reflected in the row titled "ADD Year over Year Change in Fair
                                                        Value of Equity Awards
Granted in Prior Year that Vested in the Year." Specifically, equity awards granted
in prior years that vest during the relevant year should be valued as the difference between
the fair value as of the end of the prior fiscal year and the vesting date, not the "year
over year" change in value. Please ensure that your table headings reflect accurately the
amounts used to calculate compensation actually paid. Refer to Item

402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
   3. Refer to the description of your Company-Selected Measure "AORT Revenue Growth" in footnote (d) to the pay
versus performance table. It is unclear how you determine
                                                        "baseline" and how it
is used in calculating the Company-Selected Measure from your audited financial
statements. In addition, since there are a variety of ways to determine constant currency, its
role in calculating your Company-Selected Measure is also
 J. Patrick Mackin
Artivion, Inc.
August 4, 2023
Page 2
         unclear. Please ensure that your Company-Selected Measure description shows clearly how it is calculated from your audited financial statements, as required by Regulation S-K
         Item 402(v)(2)(vi).
4. In addition, it appears that you may have calculated your Company-Selected Measure differently for each year reported in the pay versus performance table. Specifically, we note your disclosure in footnote (d). The amount disclosed in the Company-Selected
         Measure column of the pay versus performance table for each covered fiscal year must be calculated using the Company-Selected Measure for the most recently completed fiscal year. For example, if your Company-Selected Measure for 2022 is Revenue Growth, you
         would disclose the Revenue Growth amount in each covered fiscal year. Please ensure that your tabular and related data reflect this requirement. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at
202-551-
3412 with any questions.



FirstName LastNameJ. Patrick Mackin                            Sincerely,
Comapany NameArtivion, Inc.
                                                               Division of
Corporation Finance
August 4, 2023 Page 2                                          Disclosure
Review Program
FirstName LastName